Sanofi-aventis makes updated settlement

announcement regarding

Eloxatin® U.S. Patent litigation

Paris, France – April 6, 2010 - Sanofi-aventis (EURONEXT:SAN and NYSE: SNY) announced today that it has settled U.S. patent infringement suits related to certain generic versions of Eloxatin® (oxaliplatin) with additional defendants involved in the litigation.

Sanofi-aventis and Debiopharm, licensor of the involved patent rights, signed settlement agreements with each of Teva Pharmaceuticals USA, Inc., Fresenius Kabi (formerly Dabur), Sandoz, as previously announced on April 1, 2010, and have now additionally settled with Mayne/Hospira, MN/Par and Actavis (the six defendants collectively, the “Generic Manufacturers”) - thus resolving the litigation over certain formulations of Eloxatin® (oxaliplatin) in the U.S. District Court for the District of New Jersey and the U.S. District Court for the District of Columbia.

Under the terms of the settlement agreements, the Generic Manufacturers would cease selling their unauthorized generic oxaliplatin products in the U.S. from June 30, 2010, to August 9, 2012, at which time the Generic Manufacturers would be authorized to sell generic oxaliplatin products under a license, before expiry of the patents at issue. The rest of the settlement provisions are confidential. Moreover, all of the settlement provisions, including the dates noted above, are subject to contingencies.

The lawsuits relate to the quality and formulation of oxaliplatin, available in the U.S. under the brand name Eloxatin®. The settlement agreements are subject to review by the Federal Trade Commission, the U.S. Department of Justice and the Attorney General for the State of Michigan.

Sun Pharmaceuticals is currently marketing a generic oxaliplatin product. The U.S. District Court for the District of New Jersey recently found that a proposed settlement agreement between sanofi-aventis and Sun Pharmaceuticals was enforceable. That decision is subject to appeal. Under the Court-determined settlement in the Sun case, it is sanofi-aventis’ position that Sun can continue to market their product until the Generic Manufacturers cease selling their unauthorized generic oxaliplatin products. Sanofi-aventis has asked the Court to enter a judgment reflecting that agreement.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to help improve the lives of patients. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, www.sanofi-aventis.us or www.sanofi-aventis.com

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